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Veteran-owned
Denizens Cafe

Cafe

6912 NE Sandy BLVD. Portland, OR. 97213
Portland, OR 97220
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Denizens Cafe is seeking investment to open a new brick and mortar location.
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2017
Founded
900 sq. ft.
Floor Space
75 people
Average Daily Customers
$15
Average Ticket Size
$33,000
Projected Monthly Revenue
$400,000
Projected Annual Revenue
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Executive Summary

Rocky Butte Coffee Roasters is seeking investment to complete the buildout of their new brick and mortar location, Denizens Cafe.

Our Story

Food and coffee for the people.

In 2020, our coffee business -- Rocky Butte Coffee Roasters -- took a leap and built a sustainable espresso bar. We're now pivoting towards our long-term goal: Denizens Cafe, a gathering place with quality food, coffee, and community at its heart.

We started with coffee roasting, home delivery, and markets in 2017. We had an initial goal of opening a local/walkable coffee shop in our community. The pandemic brought an opportunity to get a sub-lease in a space central to our community. There was an outpouring of community support, and we succeeded despite the challenges we faced. By the end of 2022, we were forced to leave our space. Regardless, we are as committed as ever to find a way forward.

While coffee will still play a main role in who we are, extending our work into food opens up many more options for growth as we move forward. Denizens Cafe is less than a mile away from our former espresso bar. While our focus will be new, we have many community connections that are committed to our long term success.

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A concept drawing of the outside of our cafe.

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Why "Denizens Cafe"

A 'denizen' is more than just an inhabitant - it's someone who declares a place their true home. And for the Rocky Butte team, Denizens Cafe is just that. It's a labor of love that we're pouring our hearts into, with the goal of creating a place the community can claim as their own. We're committed to making our neighborhood a better place to live, and we believe that starts with building connections and fostering involvement among the awesome people who call this place home with us. With this cafe as our foundation, we're excited to continue expanding and strengthening our community for years to come.

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(Hannah, James & daughter Lily) *food is representative and not comprehensive

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The Denizens Cafe Team

The Denizens Cafe team is a group of dedicated and passionate individuals who work tirelessly to create a welcoming and enjoyable experience for our community. Our current team includes:

James Helms, MBA is the owner and manager. He grew up around his father's cafe and worked in both the front and back of house for a couple of the most well known restaurants on the Oregon coast. He has a background in business, coffee and instigating community.

Lily Helms serves as both the Operation & Production Manager and will integrate purchasing for the cafe into her oversight.

Hannah Reedy works as the Office Manager and handles bookkeeping, copywriting, and tracks along with the team to ensure that the administrative pieces of the business run smoothly.

Other team members will be joining us along the way!

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
MAY 2017
Registered Business

We registered Rocky Butte Coffee Roasters in the State of Oregon as an LLC.

JUNE 2017
Opened

Began selling coffee beans and drinks at local Farmers Markets

SEPTEMBER 2019
Impact Pitch Competition

We competed in the Impact Pitch Business Plan competition alongside businesses across Oregon and Washington. We won $2000 and were named the 2019 "Best Veteran Owned Business".

JUNE 2020
Opened Espresso Bar

As the pandemic took hold, we took a calculated risk and opened the Rocky Butte Espresso Bar, first as a pop-up location and later as an espresso bar that was open 7 days a week.

DECEMBER 2021
Annual Revenue

Our sales for the year broke $100k despite the global challenges during the pandemic.

FEBRUARY 2022
Community Gathering

Our first live music night at the espresso bar location - a packed house and a lot of happy neighbors who had been stuck at home through the pandemic.

APRIL 2022
Community Potluck

Leaders in the community emerged and we began partnering with them to host regular monthly potlucks. This sowed the seed to focus on getting a commercial kitchen.

DECEMBER 2022
Annual Revenue

Annual revenue broke $200k as pandemic began to fully wind down.

JANUARY 2023
Increased Sales

Weekly home coffee delivery increased 300% as lease deal fell through.

MAY 2023
Move in Day (Projected)

We get the keys to begin the launch of a food-focused cafe.

JUNE 2023
Opening Day (Projected)

First day open for business at the new cafe location!

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THE TEAM
James Helms
Owner/Manager

Lily Helms
Operation & Production Manager

Growing up in the business, Lily assumed the role as the Operations and Production Manager. She manages the coffee roasting operations, inventory and purchasing.

Hannah Reedy
Office Manager
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $15,000
Assuming Lease $15,000
Minor Buildout $7,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $420,000 $546,000 $600,600 $660,660 $693,693
Cost of Goods Sold $160,000 $208,000 $228,800 $251,680 $264,264
Gross Profit $260,000 $338,000 $371,800 $408,980 $429,429

EXPENSES

Rent $26,400 $27,192 $28,000 $28,847 $29,713
Utilities $9,600 $9,840 $10,086 $10,338 $10,596

Salaries $121,000 $145,000 $152,000 $159,000 $167,000

Insurance $2,000 $2,050 $2,101 $2,153 $2,206

Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621

Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102

Operating Profit $94,000 $146,743 $172,260 $201,106 $212,191

This information is provided by Denizens Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investor Deck.pdf

Marketing Deck Denizens.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends June 23rd, 2023

Summary of Terms

Legal Business Name Rocky Butte Coffee Roasters

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Denizens Cafe is an assumed business name of Rocky Butte Coffee Roasters LLC which has been operating since May, 2017 and has since achieved the following milestones:

Opened an espresso bar in Portland, OR. in June 2020

Achieved revenue of $119,896.35 in 2021, which then grew to $207,897.41 in 2022.

Had Cost of Goods Sold (COGS) of $44,454.99, which represented gross profit margin of 62.9% in 2021. COGS were then $76,683.94 the following year, which implied gross profit margin of 63.1%.

Achieved profit of $17,381.96 in 2021, which then grew to $20,111.16 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of April 17th, 2023, Denizens Cafe has debt of $34,000 outstanding and a cash balance of $52,388.24. This debt is sourced primarily from a Home Equity Line of Credit and will be senior to any investment raised on Mainvest. In addition to the Denizens Cafe's outstanding debt and the debt raised on Mainvest, Denizens Cafe may require additional funds from alternate sources at a later date.

Financial liquidity

Denizens Cafe has a moderate liquidity position due to its high cash reserves as compared to debt and other liabilities. Denizens Cafe expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

Denizens Cafe forecasts the following milestones:

Secure lease in Portland, Oregon by May, 2023.

Hire for the following positions by June, 2023: Retail Team Members 3, 4 & 5.

Achieve 546,000 revenue per year by 2025.

Achieve $119,443 profit per year by 2025.

Subsequent events to historical financials

Since the latest available financial statements of Denizens Cafe, we have had the following material changes and trends:

Took out a Home Equity Line of Credit loan for $34,000 to purchase provide short-term capital toward closing the deal.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rocky Butte Coffee Roasters to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rocky Butte Coffee Roasters operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rocky Butte Coffee Roasters competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rocky Butte Coffee Roasters's core business or the inability to compete successfully against the with other competitors could negatively affect Rocky Butte Coffee Roasters's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rocky Butte Coffee Roasters's management or vote on and/or influence any managerial decisions regarding Rocky Butte Coffee Roasters. Furthermore, if the founders or other key personnel of Rocky Butte Coffee Roasters were to leave Rocky Butte Coffee Roasters or become unable to work, Rocky Butte Coffee Roasters (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rocky Butte Coffee Roasters and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rocky Butte Coffee Roasters is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rocky Butte Coffee Roasters might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rocky Butte Coffee Roasters is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rocky Butte Coffee Roasters

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rocky Butte Coffee Roasters's financial performance or ability to continue to operate. In the event Rocky Butte Coffee Roasters ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rocky Butte Coffee Roasters nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rocky Butte Coffee Roasters will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rocky Butte Coffee Roasters is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rocky Butte Coffee Roasters will carry some insurance, Rocky Butte Coffee Roasters may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rocky Butte Coffee Roasters could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rocky Butte Coffee Roasters's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rocky Butte Coffee Roasters's management will coincide: you both want Rocky Butte Coffee Roasters to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rocky Butte Coffee Roasters to act conservative to make sure they are best equipped to repay the Note obligations, while Rocky Butte Coffee Roasters might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rocky Butte Coffee Roasters needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rocky

Butte Coffee Roasters or management), which is responsible for monitoring Rocky Butte Coffee Roasters's compliance with the law. Rocky Butte Coffee Roasters will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rocky Butte Coffee Roasters is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rocky Butte Coffee Roasters fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rocky Butte Coffee Roasters, and the revenue of Rocky Butte Coffee Roasters can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rocky Butte Coffee Roasters to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Rocky Butte Coffee Roasters is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Rocky Butte Coffee Roasters is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Denizens Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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